Exhibit 1.1
SIERRA WIRELESS, INC.
ANNUAL INFORMATION FORM
For the Fiscal Year Ended December 31, 2019

DATED March 10, 2020

ANNUAL INFORMATION FORM

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this Annual Information Form ("AIF") are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2019 corporate update; financial guidance for our fiscal year 2020; expectations regarding the Company's cost savings initiatives; expectations regarding expected earnings of the M2M Group and ability to expand our market presence in Australia and Southern Asia; the potential impact of the coronavirus on customer demand, our supply chain, manufacturing capacity and our ability to meet customer demand; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	expected component supply constraints and manufacturing capacity;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	our ability to renew or obtain credit facilities when required;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks;

•	expected tax and foreign exchange rates; and

•	our ability to recruit a new Chief Financial Officer.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

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natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks that the acquisition of M2M Group (as defined below) or our investments and partnerships may fail to realize the expected benefits;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY
Unless otherwise indicated, all figures are stated in United States dollars.

CORPORATE STRUCTURE
Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company”, “the Corporation” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.
Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993. The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer. The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing Common Shares in the capital of the Company to new Common Shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all Preference Shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares. Effective March 30, 2003, the Company amended the Company's By-Laws to take into account certain changes made to the Canada Business Corporations Act, including (i) the reduction of the Canadian residency requirement to 25% and (ii) to allow for the advance of funds by the Corporation to a director, officer or other person for the costs of a proceeding where the Company is obligated to indemnify such person. The Company amended the By-laws further on April 14, 2014 to (i) increase the quorum for the transaction of business at any meeting of the board to a majority of the directors, (ii) increase the quorum at any meeting of shareholders to two presents in person, each being a shareholder entitled to vote or duly appointed proxyholder or representative for a shareholder so entitled, and holding or representing, in the aggregate, at least 25% of the votes attaching to all the shares of the Company entitled to be voted at the meeting, and (iii) to adopt the Company's advance notice policy.
The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.
The following table lists the principal subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization. All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless S.A.	France
Sierra Wireless Hong Kong Limited	Hong Kong
Sierra Wireless Sweden AB	Sweden
Sierra Wireless Services America Holdings Inc. (formerly: Numerex Corp.)	Pennsylvania, U.S.A.

Subsidiaries with total assets and revenues less than 10 per cent, and in the aggregate less than 20 per cent, of total consolidated assets or total consolidated revenue are excluded from the list.

GENERAL DEVELOPMENT OF THE BUSINESS
Sierra Wireless is an Internet of Things ("IoT") pioneer that empowers businesses and industries to transform and thrive in the connected economy.
We provide integrated Device-to-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and Original Equipment Manufacturers ("OEMs") worldwide rely on our expertise to deliver fully-integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected IoT products and services.
To accelerate our transformation to a fully-integrated Device-to-Cloud IoT solutions company, we launched certain strategic and organizational structure changes in late 2018.  Since then, we have designed and commenced implementation of a variety of cost reduction initiatives broadly across the Company, including moving certain positions to lower cost geographies, outsourcing a variety of finance, human resources, IT and operations functions, exiting numerous facilities, as well as the renegotiation of certain supplier contracts. Organizationally, we have combined three development teams into a single research and development ("R&D") entity to improve efficiency. Similarly, we have combined product management into one centralized team. We also re-organized our Go-To-Market team with a strong focus on leveraging our IoT device leadership position to focus on Device-to-Cloud IoT solutions and driving recurring revenue. In conjunction with this cost reduction and organizational activity, we have also made investments in people, products, processes and systems designed to underpin and accelerate our transformation to a IoT solutions company.

Based on the organizational changes we made in the first quarter of fiscal 2019, our segments have changed from those reported at December 31, 2018, when we previously reported three segments. Our new organizational structure clearly delineates our Device-to-Cloud IoT solutions activities and we now have two reportable segments effective the first quarter of 2019: (i) the IoT Solutions segment and (ii) the Embedded Broadband segment. We have adjusted our comparative information to align with this new segmentation.

IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. We believe the IoT opportunities we are focusing on have a high potential to generate recurring services to the customer along with our cloud platform, devices and management tools. This segment is comprised of our former IoT Services and Enterprise Solutions segments, as well as a portion of our former OEM Solutions segment.
In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, which is called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
Our embedded devices in this reporting segment are comprised of IoT embedded cellular wireless modules that include Low Power Wide Area technologies ("LPWA"), second generation ("2G"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") products. We are currently working on the development of fifth generation ("5G") cellular embedded modules for anticipated launch in 2020. We also provide 3G and 4G cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management.

Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio.
In December 2017, we acquired all of the outstanding shares of U.S.-based Numerex Corp. in a stock-for-stock merger transaction. This acquisition added a portfolio of managed end-to-end IoT solutions, including smart devices, network connectivity and service applications, addressing a wide spectrum of vertical markets and industrial customers.

On January 7, 2020, we completed the acquisition of M2M group of companies ("M2M Group") in Australia. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. We believe that the business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue comprised of subscription-based recurring revenue, and representing a segment of the business that has been growing rapidly over the last several years. We believe the M2M Group has a solid platform for us to increase our IoT services and solutions in Australia and Southeast Asia.

Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or fully-integrated IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business that is expected to transition over time from 4G LTE to 5G cellular technology.

As a leading embedded module vendor, we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. The design cycles in this business segment can range from two to three years in the Automotive market to 12 to 18 months in the Mobile Computing market. We are currently working on a number of potential 5G design opportunities with existing customers and new customers. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Additionally, we continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.

Key highlights for the year ended December 31, 2019:

Corporate

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We continued with our cost reduction initiatives we announced in late 2018 and commenced various initiatives in 2019, including consolidation of engineering resources, the transfer of certain functions to lower cost locations and outsourcing of a select group of business processes in finance, IT and human resources. In addition, we continued to work on purchasing initiatives and have renegotiated certain supplier agreements with contract manufacturers in an effort to better manage our costs.

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Mr. Jim Ryan was appointed Senior Vice President, Strategic Partner Growth, focusing on acquiring, aligning and maximizing the impact of our strategic partnerships in the Cloud, Analytics and System Integrator ecosystem. Mr. Ryan has more than 20 years of senior leadership experience in global telecoms and early stage IoT environments, including Zipit Wireless and AT&T and Sprint in the United States and O2 in Europe.

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Ms. Lori O'Neill was appointed to the Company's Board of Directors. Ms. O'Neill is an experienced independent corporate director, financial executive and advisor to growth-oriented companies. She started her career with Deloitte & Touche LLP in 1988 and served as Audit Partner from 1996 to 2012. She is a board member for Constellation Software, as well as a board member and chair of the Audit Committee for the Ontario Lottery and Gaming Corporation, Hydro Ottawa and the University of Ottawa Heart Institute. Ms. O'Neill also serves as chair of the Board of Governors for Ashbury College. She graduated from Carleton University with a Bachelor of Commerce (Highest Honors).

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Mr. David McLennan has decided to retire from his position as Chief Financial Officer after 16 years of dedicated service. By providing a lengthy notice period, Mr. McLennan will be assisting the Company's transition to a new Chief Financial Officer. The Company has engaged a global executive search firm and a formal process has commenced to recruit a replacement. The Company expects to complete the transition by the middle of 2020.

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On January 7, 2020, we completed the acquisition of M2M Group in Australia. Total cash consideration paid to the shareholders of M2M Group was $19.6 million for 100% of the equity plus approximately $1.4 million for the retirement of certain obligations, subject to normal working capital adjustments. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region.

IoT Solutions

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In early 2019, we announced mass production of our award-winning Ready-to-Connect solutions. Ready-to-Connect delivers all the key elements needed for an IoT application - cellular module, integrated Subscriber Identity Modules ("SIMs") that's pre-connected to global mobile networks and IoT platform for device and subscription management and simplified operations - in one integrated bundle.

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MANN + HUMMEL, a leading global expert for filtration solutions, selected our Smart SIMs and AirVantage® IoT Platform to connect and mange global deployments of Senzit, MANN + HUMMEL's new predictive maintenance platform developed to increase uptime for industrial and agricultural fleets.

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Unimar, a worldwide supplier of tower and obstruction lighting products, has selected our device-to-cloud solution, including AirLink® RV50 industrial LTE gateways and SIMs, configured and managed over the air using the AirVantage® IoT Platform, to connect and manage critical lighting and control systems along flight paths.

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Together with Duke Energy and Open Energy Solutions, we have developed a next-generation intelligent edge platform to run more complex, centrally managed and containerized edge applications to enable more resilient, efficient and secure smart grids.

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Nimb selected our Ready-to-Connect cellular modules for its smart safety ring, designed to alert emergency contacts with a press of a hidden panic button, to develop a fully autonomous safety system that does not need to be paired with another mobile device.

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Annexia International Inc., an expert in ultra-low-power asset devices, selected our Smart IoT Connectivity for global deployment of its NStarTM asset tracking and management solution to turn traditional equipment into connected, data-rich transportation assets that generate additional revenue for their customers, as well as deploy their solutions globally without having to manage multiple carrier agreements.

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AirLink® Complete is a new comprehensive management and support service that delivers a best-in-class experience by combining cloud-based management, security monitoring, 24/7 technical support and extended warranty. Every purchase of eligible AirLink routers and gateways will now include one complimentary year of AirLink Complete.

•	NurtureWatch selected our IoT connectivity solution to enable tracking and communication for its NurtureWatch, a wearable device that helps elderly people stay safe, healthy and independent.

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Stone Technologies, a supplier of intelligent monitoring solutions, chose our Uplink remote monitoring solution and connectivity services to expand its traditional monitoring business with a managed service for industrial monitoring.

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We commenced a strategic collaboration with Microsoft to develop one of the industry's first full-stack IoT solutions. We believe our new Octave edge data orchestration solution integrated with Microsoft Azure IoT Central will simplify and accelerate time-to-value for enterprise IoT projects.

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We announced general availability of our Octave all-in-one edge-to-cloud solution for connecting industrial assets to the cloud. Octave integrates edge devices, network, and interfaces to all major cloud service providers into an all-in-one solution that securely extracts, orchestrates and acts on data from remote assets at the edge to the cloud. Octave will help industrial companies accelerate IoT development, de-risk their IoT deployments and free them to focus on their IoT data rather than the infrastructure.

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We released our Omnilink OM500 ankle bracelet, an advanced offender monitoring solution with LTE connectivity and voice commands that enables law enforcement agencies to better manage pre-trial detainees, individuals under house arrest, probationers and parolees.

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Our smart IoT connectivity solution is enabling global communications for France Televisions, the main public broadcaster in France, ensuring global connectivity for its broadcast journalists around the world. Sierra's smart IoT connectivity solution automatically connects to the best available 2G, 3G, or LTE network in a given region, without the need for installing a local SIM card and configuring the equipment.

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We launched our AirLink Managed Network Service with embedded FirstNet connectivity. This bundled solution will help public safety agencies of all sizes take advantage of the benefits and capabilities enabled by FirstNet-connected solutions.

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Our AirLink® MG90 High Performance Multi-Network Vehicle Router is now certified and approved for use on the UK's Emergency Services Network, a dedicated network for emergency services that provides secure and resilient mobile broadband data for routine and mission-critical emergency services use and is expected to be the future platform for communications in the emergency services.

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We announced our Ready-to-Connect RC Series of embedded modules to simplify IoT development, reduce costs and accelerate time to market. The RC Series modules deliver all of the key elements needed for an IoT application - cellular module, integrated SIM that's pre-connected to global mobile networks, IoT management platform and end-to-end security - in one integrated bundle.

Embedded Broadband:

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We unveiled the industry's first 5G mechanical module sample at Mobile World Congress 2019. Based on the M.2 form factor, the connectorized AirPrime module will enable OEMs and system integrators requiring the highest possible speeds to deploy 5G on their mobile computing, networking and IoT platforms worldwide.

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We expanded our portfolio of mobile broadband embedded modules for mobile computing, routers, gateways, industrial automation, and new IoT applications, such as robotics, drones and private networks. Sierra's first-to-market 5G EM919x and 4G LTE Cat-20 EM769x embedded modules are sampling to OEMs and system integrators requiring secure connectivity and the highest possible speeds to deploy cellular on their mobile computing, networking and IoT platforms worldwide.

Highlights of Recent Financial Performance of our Business

Fiscal Year 2019 Compared to Fiscal Year 2018
Our 2019 revenue was $713.5 million compared to $793.6 million in 2018, a decrease of 10.1%. The decrease in revenue was driven by lower revenues from our Embedded Broadband segment, which experienced weaker demand from mobile computing and networking customers as we complete certain programs with these customers, partially offset by higher automotive revenue. IoT Solutions segment revenue improved as a result of stronger sales of Enterprise gateway products, as well as growth in recurring and other services revenue, partially offset by lower revenue from Integrated IoT solutions modules.
Product revenue was $614.4 million in 2019 and $699.2 million in 2018, representing a year-over-year decrease of 12.1%. Recurring and other services revenue was $99.1 million in 2019 and $94.4 million in 2018, representing a year-over-year increase of 5.0%. Recurring and other services revenue represented 13.9% of our total revenue in 2019, compared to 11.9% in 2018.
Gross margin was 30.8% in 2019 compared to 33.3% in 2018. The decrease was primarily due to unfavorable product and customer mix in our Embedded Broadband segment, which resulted in lower sales of higher margin mobile computing and networking embedded modules and greater sales of lower margin automotive embedded modules. Our automotive embedded module gross margins were also negatively affected by certain warranty and inventory provisions expensed during 2019. Gross margin percentage of 37.1% in our IoT Solutions segment in 2019 was consistent with 2018.
Net loss was $70.5 million in 2019 compared to $24.6 million in 2018. The increase in net loss of 45.9 million was primarily attributable to lower revenue and gross margin, higher restructuring expense, higher income tax expense, partially offset by lower administration and R&D expense due to various cost initiatives, as well as lower acquisition-related and integration expense.
Fiscal Year 2018 Compared to Fiscal Year 2017
Revenue was $793.6 million in 2018 and $690.7 million in 2017, up 14.9%. This increase was driven by organic growth in both of our reportable segments, which experienced solid year-over-year growth, as well as growth resulting from the acquisition of Numerex: Embedded Broadband experienced notable year-over-year increases in revenue earned from automotive, networking and distribution customers. IoT Solutions experienced strong growth from our Airlink gateway products and related services; contribution from the addition of Numerex, acquired in December 2017, as well as solid subscriber growth in cloud and connectivity services.

Product revenue increased by $53.8 million, or 8.3%, in 2018 compared to 2017. The increase was primarily driven by growth in revenue from automotive, networking and distribution customers and Airlink gateway products. Recurring and other services revenue increased by $49.1 million, or 108.4%, in 2018 compared to 2017, primarily driven by contribution from Numerex as well as organic growth in subscribers. Recurring and other services revenue represented 11.9% of our total revenue in 2018, compared to 6.6% in 2017.
Gross margin was 33.3% in 2018 compared to 33.9% in 2017. In 2018, gross margin was impacted by unfavorable product and customer mix, including the effects of higher automotive volumes at lower gross margin, offset by improved sales of higher margin gateway products and related services and the addition of higher margin services contributed by Numerex in our IoT Solutions segment.
We incurred a net loss of $24.6 million in 2018 compared to net earnings of $4.5 million in 2017. The decrease in net earnings reflects higher operating expenses combined with higher restructuring expense, consulting fees, separation costs on the retirement of our former CEO, loss on disposal of our remote tank monitoring business ("iTank") and the unfavorable impact of foreign exchange, offset by lower acquisition costs, absence of impairment loss, and lower income tax expense.
Revenue by Segment
Our revenue by segment for the years ended December 31, 2019 and 2018 per quarter was as follows:

	2019					2018
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions	$377,808	$90,937	$93,439	$99,145	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Embedded Broadband	335,705	83,364	80,586	92,229	79,526	419,665	105,667	107,939	108,629	97,430
	$713,513	$174,301	$174,025	$191,374	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878

NARRATIVE DESCRIPTION OF THE BUSINESS
Industry Background
We manufacture cellular wireless devices and provide services in the wireless communications and information technology industry, enabling connectivity for IoT solutions through cellular and short range wireless technologies. These technologies include 2G cellular standards such as GSM/GPRS/EDGE and CDMA/1xRTT; 3G standards such as UMTS (including HSPDA and HSUPA) and EV-DO; 4G standards such as HSPA+, LTE, LTE-A; 5G standards such as 5G NR (New Radio) standards (both millimeter wave and sub-6 Gigahertz frequencies); Low Power Wide Area ("LPWA") standards such as LTE-M and NB-IoT; and wireless local area network technologies such as Wi-Fi, Bluetooth, and GNSS. Key industry participants include:

•	mobile network operators ("MNOs") and mobile virtual network operators ("MVNOs"), who deploy, own and operate wireless networks and provide service to end users;

•	infrastructure vendors, who provide the networking equipment and software to build such networks;

•	device manufacturers, who provide voice and data communication devices that use the network, such as modems, embedded wireless modules and wireless gateways;

•	semiconductor companies who manufacture the technology platforms and chipsets that are often used by device manufacturers to develop their products, and

•	application enablement and cloud vendors, who provide applications and data analytics to enterprises and consumers that utilize the wireless networks.

Over the past several years, we have transitioned our business to focus specifically on integrated device-to-cloud solutions for IoT applications providing cloud and connectivity services as well as a broad portfolio of 2G, 3G, 4G, LPWA and short-range wireless embedded modules, and intelligent gateways.
Recent market trends in the wireless communications industry include:

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Evolving wireless networks. Mobile network operators around the world continue to invest in network upgrades to support LTE technologies, enabling mobile broadband connectivity beyond gigabytes per second. Mobile network operators also continue to expand and improve network coverage, improving the ubiquity of cellular wireless access globally. Many global telecommunications carriers are testing various 5G technologies, the next phase of mobile telecommunications standards which is expected to be deployed in the market by 2020-21.

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Adoption of LPWA technology. To expand the market for IoT applications, the industry adopted LPWA standards in 2016 by approving specifications for Cat M-1 and Cat NB-1. Sierra Wireless worked actively with the 3GPP standards body in setting the Cat M-1 and Cat NB-1 standards and we remain active in evolving this innovative technology. This development is expected to significantly expand the market for low power, deep coverage IoT applications. Cat M-1 and NB-1 devices and related services began to be deployed in late 2018 and we expect this new technology to grow in 2020.

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Technology improvements in devices and software. Improvements in wireless chipset technology, including greater integration, higher speeds, and lower power consumption, are driving further advances in cellular devices including on-board application processing, faster data transfer, smaller form factors, lower hardware costs, and longer battery life for host devices. These advances have helped enable the growth in demand for connected IoT devices and applications across many segments including automotive, transportation, energy, enterprise networking, sales and payment, industrial control and monitoring and field service.

•	Lower, more flexible service pricing. MNOs are introducing new wireless connectivity service pricing models to accelerate growth of IoT solutions and applications globally.

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Emergence of MVNOs specifically for the IoT. MVNOs are increasing their level of activity in the IoT and expanding their service offerings by leveraging their connectivity services and adding application enablement and device management for IoT applications, often targeting specific vertical market segments.

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Increasing focus and investment by large ecosystem participants. Large ecosystem participants, such as mobile network operators, system integrators, semiconductor companies, contract manufacturers, cloud services providers and application enablement companies, are increasing their investments in, and strategic focus on, IoT solutions. Enterprises, governments and other organizations are increasingly incorporating IoT solutions into their business models to enhance productivity, reduce costs and create competitive advantage.

We expect these trends, and others, to stimulate overall growth in the IoT market.  With higher speeds, lower costs, increased battery life and ubiquitous coverage in mobile networks, plus more ecosystem investment and innovative products from solution providers, the number of wireless connected devices and data traffic is expected to increase substantially over the next decade.  This growth will be driven largely by deployment of LPWA and 5G technologies for both low-speed and high-speed IoT connectivity. In turn, this growth is expected to drive demand for secure, scalable integrated device-to-cloud IoT solutions that can connect, gather, store and manage data for customer applications.

Products and Solutions
We provide integrated Device-to-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and OEMs worldwide rely on our expertise to deliver fully integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected IoT products and services.
With sales, engineering, and R&D teams located in offices around the world, we offer a comprehensive portfolio of embedded modules and gateways, seamlessly integrated with our cloud and connectivity services. Our integrated solutions are developed to be simple, scalable and secure, enabling customers to get their connected products and services to market faster. Our devices are currently operating on more than 600 networks globally and we have shipped more than 176 million connected devices worldwide.
IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. We believe the IoT opportunities we are focusing on have a high potential to generate recurring services to the customer along with our cloud platform, devices and management tools. This segment is comprised of our former IoT Services and Enterprise Solutions segments, as well as a portion of our former OEM Solutions segment.
In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, which is called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
We launched Octave in 2019 and commenced a strategic collaboration with Microsoft to develop one of the industry's first full-stack IoT solutions. We believe our new Octave edge data orchestration solution integrated with Microsoft Azure IoT Central will simplify and accelerate time-to value for enterprise IoT projects. We entered into a preferred partnership with Azure IoT to do joint marketing with them at IoT industry conferences and Octave is included in their IoT marketplace for the Microsoft Azure channel partners.
Our AirVantage Cloud Platform simplifies the deployment of IoT solutions by providing a seamless connection between devices and the enterprise. IoT solution providers can use the latest cloud application programming interface ("API") standards to quickly integrate data from their machines or assets with their own enterprise applications and back-end solutions. The AirVantage Management Service is a comprehensive device management application with interactive dashboards that make it easy to deploy, monitor and upgrade wireless devices remotely.
Our IoT Solutions segment also includes connectivity and data management services. As part of these services we introduced the multi-operator Sierra Wireless Smart SIM and Connectivity Service. The Smart SIM delivers multi-operator coverage, reliable performance and flexible global pricing through a patented embedded agent designed specifically for enabling IoT connectivity anywhere in the world. In 2016, we introduced eUICC as part of our global Smart SIM and connectivity service. eUICC is a GSMA specification that allows users to remotely provision and change service providers over the air without physically accessing the SIM card. This provides a global, operator-independent connectivity solution which is critical for the deployment of the IoT. As a key part of this strategy we have negotiated wholesale agreements with a number of mobile network operators for the provision of airtime on their networks to support our connectivity services business. In early 2019, we commenced production of our

Ready-to-Connect solution which includes an embedded cellular module; integrated SIM that is pre-connected to global mobile networks; and IoT platform for device and subscription management - all in one integrated bundle.
Our connectivity services in IoT Solutions enable companies operating in many different sectors of the economy including Industrial, Energy, Industrial Control and Monitoring, Infrastructure and Utility. We also have several IoT vertical markets that we serve directly with our connectivity and managed services including Security, Offender Monitoring and Asset Tracking.

Our embedded devices in this reporting segment are comprised of IoT embedded cellular wireless modules that include LPWA, 2G, 3G, 4G LTE products. We are currently working on the development of 5G cellular embedded modules for anticipated launch later in 2020. We also provide 3G and 4G cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management.

Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as
Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio. Our AirLink product portfolio includes 3G, 4G LTE and LTE-Advanced intelligent wireless gateways and routers that provide plug and play mission-critical connectivity. They are designed for use where reliability and security are essential and are sold to industrial, utility, energy, public safety, transportation, field service, retail and financial enterprises around the world.
Our gateway customers can remotely configure, deploy, and monitor their AirLink gateways over-the-air using our AirLink Management Service ("ALMS") which is powered by our AirVantage cloud platform. This service generates recurring, subscription-based revenue for the segment. In 2018, we launched our AirLink LX60, the industry's first cloud-managed LPWA cellular router for commercial and enterprise IoT applications. The LX60 extends the AirLink Networking Solutions portfolio into new applications, including building automation, digital signage, taxis, automated teller machines, kiosks and point-of-sale terminals for both primary and backup connectivity. Our AirLink MG90 High-Performance Multi-Network Vehicle Router, based on our AirPrime EM 7511 embedded module, has been certified and approved for operation on FirstNet in the United States. FirstNet is the nationwide public safety communications platform dedicated to America's first responders. We launched AirLink® LX40, the industry's most compact cellular router optimized for the IoT, providing secure, managed connectivity out of the box for business-critical IoT enterprise applications and AirLink® Management Service - Advanced Reporting and Analytics providing customers with operational insight for vehicle fleet operations using our secure, cloud-based device management platform. We launched AirLink® RV55 LTE-Advanced Pro router, the industry's most compact, rugged LTE-A Pro router to simplify and lower the cost of connecting critical remote assets, infrastructure and mobile workforces in utility, energy, smart city and public safety applications. All of our cellular gateways can be monitored, managed and controlled remotely through our ALMS. In 2019, we launched AirLink Complete, a new comprehensive management and support service that combines cloud-based management, security monitoring, 24/7 technical support and extended warranty. We also launched our AirLink Managed Network Service with embedded FirstNet connectivity. This bundled solution will help public safety agencies of all sizes take advantage of the benefits and capabilities enabled by FirstNet-connected solutions. Our AirLink MG90 High Performance Multi-Network Vehicle has been certified and approved for use on the UK's Emergency Services Network, a dedicated network for emergency services that provides secure and resilient mobile broadband data for routine and mission-critical emergency services use.

Total revenue from our IoT Solutions segment increased by $3.9 million, or 1% in 2019 compared to 2018. This increase was primarily due to strong contributions from our recurring and other services, as well as our Enterprise gateway products, partially offset by lower revenue from Integrated IoT solutions modules. Within the IoT Solutions segment, excluding iTank, which was sold at the end of 2018, recurring and other services revenue was up $6.8 million, or $7.4%.

Embedded Solutions
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Enterprise Networking, and Mobile Computing markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or fully integrated IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business that is expected to transition over time from 4G LTE to 5G as the next generation cellular technology begins to be deployed later in 2020.

As a leading embedded module vendor, we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. The design cycles in this business segment can range from two to three years in the Automotive market to 12 to 18 months in the Mobile Computing market. We are currently working on a number of potential 5G design opportunities with existing customers and new customers. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Our Legato™ platform, an open source embedded platform built on Linux, simplifies IoT application development. Comprised of a tightly integrated application framework, fully tested Linux distribution and feature-rich development environment, the open source Legato™ platform accelerates application level development of connected devices, thereby lowering total development and system costs for OEMs. Legato™ provides existing customizable components needed for IoT solutions across a wide range of target markets, including connected cars, industrial automation and smart meters.

We also continue to expand our MangOH development kits which is an open source hardware design that accelerates innovation within the IoT by enabling rapid prototyping and shortens time-to-market for IoT developers. IoT developers can use the MangOH development kit to deploy multiple wireless and sensor technologies to determine the best solutions for their specific IoT use-case requirements. Once their prototype is complete, they can then re-use the industrial-grade design and IoT modules in final production. We introduced MangOH Green and MangOH Red rapid prototyping kits which are being well received by the development community, and in 2019 we released mangOH® Yellow which is smaller in size and targeted at IoT applications where compactness and low-power consumption are essential.

In 2019, we also expanded our portfolio of leading edge mobile broadband embedded modules for mobile computing, routers, gateways, industrial automation and new IoT applications. We introduced our 5G EM919x embedded module and the 4G LTE Cat-20 EM769x embedded module which OEMs and system integrators are using to secure connectivity at the highest possible speeds on their mobile computing, networking and IoT platforms worldwide.

In addition to our devices and related software products, we offer professional services to OEM customers during their product development and launch process. We leverage our expertise in wireless design, software, integration and certification to provide services that enable customers to more rapidly and cost-effectively bring their IoT and connected device solutions to market.

Total revenue from our Embedded Solutions segment decreased by $84.0 million, or 20.0%, in 2019 compared to 2018, primarily due to some earlier design win losses and weaker demand from mobile computing and networking customers partially offset by slightly higher revenue from automotive customers.

Customers

Our IoT devices and integrated solutions are used by a variety of customers across numerous market segments and many use cases. Market segments that we serve include industrial, utility, energy, manufacturing, transportation, public safety, security, sales and payment, automotive, mobile computing, enterprise networking, cleantech, field services, residential and healthcare.

We sell our products both directly and through indirect channels including OEMs, distributors, value-added resellers and mobile network operators. We sell our products to customers worldwide and have built sales and distribution teams to support our international business.
Original Equipment Manufacturers
OEMs are customers that integrate our devices into their machines and equipment which they manufacture and sell to end-user markets through their own direct sales force and indirect distribution channels. In many cases we leverage the market-specific expertise and go-to-market capabilities of our OEM partners to address the connectivity solution needs of certain market segments. Our devices have been integrated into a range of OEM solutions, such as automobiles and commercial vehicles, smart energy meters, point of sale terminals, enterprise routers, notebooks, assembly line machinery, mobile and fixed equipment, alarm panels and medical equipment. We sell to OEMs both directly and indirectly through distribution partners around the world.
Resellers and Distributors
Resellers purchase our products either directly from us or from our distributor network and resell them to OEMs and enterprise customers. In order to support our global resellers and OEMs, we have established a global network of distribution partners. Distributors ensure that our products are available to a large number of resellers and OEM customers around the world. Resellers often combine our products with other elements of an overall solution, such as additional hardware, application software and communication services and deliver a complete solution to the end-user customer. Resellers include IT VARs, system integrators and application solution providers.
Mobile Network Operators
We maintain strong relationships with key mobile network operators worldwide and these relationships allow us to stay aligned with wireless technology trends while we work together to develop the market to drive IoT growth. We have also entered into wholesale purchase agreements with several mobile network operators that enable us to provide global cellular connectivity services to our customers. Additionally, mobile network operator sales teams often work with our sales teams to jointly sell wireless solutions to OEMs, enterprise and government customers. The mobile network operator channel provides us with extended customer reach, while at the same time allows the operators to leverage our wireless solutions expertise to help sell their connectivity services.

Strategic Partnership

In June 2019, we established a partnership with Microsoft and our Octave solution is now part of the Azure IoT marketplace. We are actively engaged with the Azure IoT sales team and the Systems Integration partners which are part of the Azure IoT ecosystem.  We are participating in numerous joint co-marketing activities including webinars, conferences and events in North America and Europe.  We have secured a number of joint customer wins with Azure and have a growing funnel of joint prospects in development.

Product Development
We have built a reputation in the wireless industry for creating state-of-the-art, high quality products and services and for bringing them to market within aggressive timeframes. Our global product development teams of approximately 592 full time employees, at December 31, 2019, are located in Richmond, British Columbia; Carlsbad, California; Toulouse, France; Hong Kong SAR, China; Shenzhen, China; Atlanta, Georgia and Taipei, Taiwan. These teams are skilled in the areas of radio design, hardware design, embedded software design cloud-based application development and cellular network design. The product development teams include leaders with extensive experience in their fields, along with younger graduates from leading universities.
Our goal is to develop complete, thoroughly validated, high quality products and solutions that are closely managed throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with staff from other functional areas, including research and development, product management, marketing, operations, technical support and quality. These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants. From time to time, projects are outsourced to third parties, who provide product development leverage for our in-house development teams.
Products and services that result from our development process are designed and tested to industry standards, as well as customer requirements and are introduced to our contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and mobile network operators. A group of senior engineers develops and monitors our development processes within an ISO 9001 approved framework or ISO/TS 16949 for automotive grade products. These processes are applied across all development projects to ensure uniformity and high quality.
Our product development staff stays current with technology by participating in industry groups such as the Global Certification Forum, the Cellular Telecommunications Industry Association, the European Telecommunications Standards Institute, the Third Generation Partnership Project, the Third Generation Partnership Project 2, the GSM Association and Open Mobile Alliance, as well as through ongoing technical education. We maintain close relationships with local universities by providing financial and technical contributions, hiring co-op students, giving lectures, supporting professorships and participating in regular informal meetings with faculty members.

Marketing
Product Management & Segment Marketing
Members of our product management and marketing teams play an active role in the development and management of products through their entire product life cycle. Emphasis is placed on understanding customer and market segment needs, developing the business case for new products and services, determining competitive positioning and pricing, and ensuring product completeness, which includes market and competitive analysis, documentation and packaging. The product management team also develops and manages the product portfolio roadmap and both the product management and segment marketing groups interface with customers regarding business opportunities and product requirements.

Corporate Marketing
Members of this team develop and communicate corporate and product positioning to a variety of audiences including new and prospective customers, media and analysts, channel partners, ecosystem partners, and the industry in general in several ways, including:

•	Global corporate and product branding, positioning and messaging;

•
Marketing content generation to build awareness for our device-to-cloud offering and thought leadership topics including material such as: webinars, white papers, product and corporate videos, training tutorials, bylined articles, customer stories, news releases, datasheets, segment brochures and corporate brochures;

•	Product launch and Sales support by way of sales tools, presentations, and outbound launch programs;

•	Demand generation programs to generate marketing and sales qualified leads that turn into opportunities for the business;

•	Seek and secure editorial coverage and place advertisements in industry, business and trade publications, and meet with industry experts, media and industry analysts;

•	Participate in industry and segment conferences and trade shows to drive brand awareness and generate leads;

•	Develop channel marketing initiatives to educate resellers and distributors and to encourage sell-through of our products and solutions; and

•	Develop partnerships with other participants in the IoT ecosystem.

Manufacturing
We outsource most of our manufacturing, procurement of certain components, kitting, logistics, assembly, testing and repair. We believe that outsourcing allows us to:

•	Focus on our core competencies, including research and development, sales and marketing;

•	Participate in contract manufacturer economies of scale and favorable geographic locations; getting access to high quality, lower cost manufacturing resources;

•	Provide regional manufacturing to support customer requirements and minimize costs;

•	Achieve rapid production scale; and

•	Optimize capital utilization.

We use several contract manufacturers and logistics partners to provide an end-to-end manufacturing solution. The integrated supply chain services provided by these electronic manufacturing services ("EMS") partners, enable us to optimize product costs and capital utilization, as well as generally achieve increased operating efficiencies and scalability.

We perform certain manufacturing and supply chain related functions in-house, including key component sourcing, manufacturing engineering, and most of the manufacturing test development.

Competition
The market for IoT devices and solutions is growing and we expect that it will continue to attract significant competition.  Some of our competitors are large corporations with manufacturing scale and financial resources at their disposal, while others are small.  However, we believe that our innovation, deep expertise in wireless IoT communications, and the ability to provide an integrated end-to-end IoT solution to our customers with security features gives us an opportunity to differentiate ourselves.

IoT Services: Our cloud and connectivity services are a strategic differentiator of our integrated device to cloud IoT solutions offering.  We are unique in having our own Smart SIM pre-integrated into our devices.  Depending on the customers served, our competitors include MNOs and other companies who operate MVNOs or cloud platforms for the IoT market such as Wireless Logic, Kore Wireless Group Inc., Aeris, Cubic Telecom, Eseye, Arkessa, Airlinq and Transatel.
Wireless Embedded Modules: We have established a strong leadership position by being early to market with leading edge, high performance, high quality products that support the latest wireless technologies.  We are a global market leader in wireless cellular embedded modules for IoT with a broad product portfolio, a global footprint, strong relationships with global OEMs, and unique software platforms including Legato and Octave.  Our primary competitors include Gemalto NV, Telit Communications Plc, u-blox Holding AG, Quectel Wireless Solutions, Fibocom Wireless Inc., Sunsea Telecommunications Co. Ltd., and Huawei Technologies Corporation.

Intelligent Gateways and Routers: The market for intelligent wireless gateways is quite fragmented depending on the vertical market segment, customer base and level of competition.  In the segments where we compete, we believe that our market share is strong, and that competition is intensifying.  In order to strengthen our share position, we have launched new products to rejuvenate our product line and increased our investments in sales capacity and other go-to-market initiatives.  Our competitors in this line of business vary by market segment and include Cradlepoint Incorporated, Cisco Systems Inc., CalAmp Corp., Digi International Inc., and Multi-Tech Systems Inc.

Employees
As of December 31, 2019 we had a total of 1,280 full time employees, 417 of whom are located at our head office in Richmond, British Columbia, with the balance being located across the United States, Canada, Europe and Asia. Of our 1,280 employees, 592 are involved in product development, 79 are involved in manufacturing and operations, 374 are sales and support personnel, 80 are marketing personnel and 155 are in finance and administration. Employees have access to ongoing training and professional development opportunities that are funded by the Company through on-the-job and outside educational programs.

Competitive compensation, including cash compensation, our employee stock option plan, our employee restricted share unit plans and our retirement plan contribution program, are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our other employees.

Intellectual Property
We believe that a considerable portion of the value of the Company resides in our intellectual property, the combined expertise of our teams, our inventions and our ability to apply rapidly changing technology to new and innovative solutions for our customers.

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology. Under assignment of inventions agreements, all of our employees and consultants assign to Sierra Wireless all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless.

We currently hold 166 United States patents and 158 international patents. Additional patent applications are pending. We also access the intellectual property of third parties by entering into commercial licenses and cross-licenses when appropriate.

Governmental Regulation
Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Foreign Operations
We operate foreign research and development facilities in Toulouse, France; Carlsbad, California, Atlanta, Georgia, United States; Taipei, Taiwan; Hong Kong SAR and Shenzhen, China.

Our major foreign sales, marketing and support functions are in Toulouse, France; Carlsbad, California, Atlanta, Georgia, United States; Taipei, Taiwan; and in Hong Kong SAR, China.

We use a number of large global EMS providers with factories located in China, Brazil, and Vietnam to manufacture our products and provide integral supply chain services. We also use additional partners to support regional manufacturing requirements and select products including more complex, lower volume devices.

Additional Information Concerning Our Business
From time to time, some of our products may be subject to importation tariffs in the United States and other markets around the world.

Our operations do not have a significant impact on the environment. We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations nor will our competitive position be affected by environmental protection requirements. Working with the contract manufacturers who build our products and relevant component suppliers, we ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

The Company has been actively involved in building a responsible, sustainable business for many years, along with empowering other businesses to create sustainable practices using our products. We are a member of the Responsible Business Alliance (RBA, formerly EICC), and committed to conducting our operations in line with the RBA Code of Conduct, which sets out common standards for social, environmental and ethical issues aimed at achieving more equitable work environments and environmentally friendly supply chains.

The sustainability principles to which we are committed, and are integrating into our business, have been presented in our second annual Corporate Social Responsibility progress report, published in March 2019, and available on our website at www.sierrawireless.com/company/corporate-social-responsibility/. In the report, we acknowledged our responsibility to work towards a better, more sustainable future from the manufacturing floor to the boardroom and demonstrated the ways in which we are honoring our commitment to integrate environmental sustainability and positive social impacts throughout our business. We are committed to working with vendors, partners and our team members to bring prominence to social responsibility in the IoT industry. We will continue to develop our goals as part of our recognition that our commitment to improving our corporate responsibility and refining our sustainability approach are essential components of our long-term growth.

Our Conflict Minerals policy sets out our commitment to source materials and components from environmentally and socially responsible suppliers. In general, it is our policy that we do not knowingly purchase materials, components or supplies which contain conflict minerals that originate in the Democratic Republic of Congo and adjoining countries that have not been certified as conflict free by an independent third party. We expect our suppliers to adhere to the same standard and to have in place programs and processes to ensure conflict free supply chains. We request confirmation annually from our suppliers regarding the conflict free status of the products that they provide to Sierra Wireless. We report the results of this process as part of the annual requirements the SEC has developed in response to Section 1502 of the Dodd-Frank Act.

RISK FACTORS
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our MD&A for the year ended December 31, 2019, which can be found on our website at www.sierrawireless.com or at www.sedar.com, and filed as Exhibit 1.3 to our Annual Report on Form 40-F.

DIVIDENDS
Since incorporation, we have not paid any dividends on our Common Shares. Our current intention is to reinvest earnings to finance the growth of our business. We do not anticipate that we will pay any dividends on our Common Shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE
Our authorized capital consists of an unlimited number of Common Shares, of which, at March 9, 2020, 36,335,547 were issued and outstanding, and an unlimited number of Preference Shares, issuable in series, of which none were issued and outstanding. Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the Preference Shares upon issuance.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the rights of the holders of Preference Shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preference Shares.

Normal Course Issuer Bid
On August 1, 2018, we received approval from the Toronto Stock Exchange ("TSX") of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we were permitted to purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement, representing 10% of the public float. The NCIB commenced on August 8, 2018 and terminated on August 7, 2019. In 2019, we did not repurchase any common shares. In 2018, we repurchased and canceled 161,500 common shares at an average price of $19.32 per share. The excess purchase price over and above the average carrying value in the amount of $1,187 was charged to retained earnings in 2018.

Credit Facilities
We have a committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce ("CIBC") as sole lender and as Administrative Agent. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2019, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of December 31, 2019, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

Accounts Receivable Purchase Agreement
On June 26, 2019, we entered into an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC to improve our liquidity during high working capital periods. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in Canadian dollars) and LIBOR (for purchased receivables in U.S. dollars) plus an applicable margin. After the sale, we do not retain any interests in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.

We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Net proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs and are classified under operating activities in the consolidated statements of cash flows.

Pursuant to the RPA, the Company sold and de-recognized $36.1 million and $86.9 million Receivables during the three and twelve months ended December 31, 2019. As at December 31, 2019, $18.2 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $0.4 million are included in Other income (expense) and legal costs of $0.1 million are included in Administration expense in the consolidated statements of operations. As at December 31, 2019, we collected $3.4 million from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

MARKET FOR SECURITIES
Our Common Shares are listed on the TSX and trade under the symbol “SW”, and on Nasdaq under the symbol “SWIR”.

Trading Price and Volume
Set out below are the price ranges and volume of the Common Shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2019.

2019	Low (Cdn$)	High (Cdn$)	Total Monthly Volume

January	18.09	20.51	1,280,100
February	14.35	21.10	2,846,400
March	16.10	17.27	1,253,000
April	16.41	18.39	669,900
May	16.23	19.47	1,194,400
June	15.06	17.37	857,500
July	15.10	16.07	588,600
August	13.36	16.16	1,596,500
September	13.90	15.39	3,282,700
October	13.37	14.92	1,519,000
November	10.22	15.53	2,527,000
December	11.47	13.20	1,136,600

Set out below are the price ranges and volume of the Common Shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2019.

2019	Low (US$)	High (US$)	Total Monthly Volume

January	13.27	15.60	3,877,200
February	10.80	15.95	13,799,000
March	11.98	12.93	3,945,600
April	12.30	13.75	3,353,500
May	12.00	14.55	5,452,500
June	11.49	13.09	3,131,500
July	11.57	12.43	2,674,900
August	10.04	12.28	5,025,500
September	10.50	11.57	2,995,300
October	10.05	11.35	3,372,800
November	7.72	11.82	10,325,300
December	8.63	9.99	6,287,900

DIRECTORS AND EXECUTIVE OFFICERS
The tables set forth below list the directors and executive officers of the Company as at March 9, 2020, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier. To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or direction over, 397,257 Common Shares (not including Common Shares issuable upon the exercise of stock options or undistributed restricted stock units), representing as of March 9, 2020 approximately 1.1% of the issued and outstanding Common Shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Gregory D. Aasen (3)	Independent Outside Director	December 1997
Director
British Columbia, Canada

Robin A. Abrams (2)(4)(5)	Independent Outside Director	March 2010
Chair and Director
California, U.S.A.

Paul G. Cataford (2)(3)
Independent Outside Director; President and Chief Executive Officer of Zephyr Sleep Technologies, a Canadian designer, developer and manufacturer of medical devices for the diagnosis and treatment of sleep-disordered breathing, from April 2010 to present
July 1998
Director
Alberta, Canada

Joy Chik (3)
Independent Outside Director; Corporate Vice President, Identity Division, Microsoft Corporation from October 2016 to present; Corporate Vice President and other senior Engineering roles, Microsoft Corporation from 2014 to 2016
October 2018
Director
Washington, U.S.A

Russell N. Jones (2)(4)	Independent Outside Director; CFO, Shopify Inc. from 2011 to 2018.	September 2018
Director
Ontario, Canada

Lori M. O'Neill (2)(3)	Independent Outside Director; Consultant	September 2019
Director
Ontario, Canada

Thomas Sieber (2)(4)
Independent Outside Director; Chairman of Axpo Holding AG, a Swiss energy utility, from March 2016 to present; and Chairman of Salt Mobile SA (formerly Orange Switzerland), a Swiss telecommunications carrier, 2012 to 2015
January 2014
Director
Zurich, Switzerland

Kent P. Thexton	President and Chief Executive Officer; General Partner of ScaleUP Ventures Inc. from April 2016 to October 2018; and Managing Director of OMERS Ventures from January 2014 to 2016	March 2005
Director
Ontario, Canada
Notes:
(1) The information as to "principal occupation" has been furnished by the respective directors
(2) Member of the Audit Committee
(3) Member of the Human Resources Committee
(4) Member of the Governance and Nominating Committee
(5) Ms. Abrams resigned from the Audit Committee effective December 31, 2019.

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Kent P. Thexton
President and Chief Executive Officer from October 2018 to present; General Partner of ScaleUP Ventures Inc. from April 2016 to October 2018; and Managing Director of OMERS Ventures from January 2014 to 2016
2 year
President and Chief Executive Officer
Ontario, Canada

Jason L. Krause
Chief Operating Officer from November 2018 to present; Senior Vice President and General Manager, Enterprise Solutions from 2015 to October 2018; Senior Vice President, Corporate Development and Marketing from 2011 to 2015
12 years
Chief Operating Officer
British Columbia, Canada

David G. McLennan	Chief Financial Officer and Corporate Secretary from March 2004 to present and Chief Transformation Officer from November 2018 to present	16 years
Chief Financial Officer, Chief Transformation Officer, and Corporate Secretary
British Columbia, Canada

Philippe Guillemette	Chief Technology Officer	11 years
Chief Technology Officer
British Columbia, Canada

Rene Link
Chief Marketing Officer & Senior Vice President Corporate Strategy from 2016 to present; and from 2013 to 2016, Strategic Advisor and Chief Marketing and Demand Officer at Aricent Inc., a global design and engineering company innovating for customers in the digital era
4 years
Chief Marketing Officer & Senior Vice President Corporate Strategy
California, U.S.A.

Mark Overton
Chief Solutions Officer from November 2018 to present and Senior Vice President, EMEA Sales from January 2020 to present; Senior Vice President and General Manager, IoT Services from 2017 to October 2018; Managing Director, Global Innovation at Cisco Jasper, a global IoT platform leader, from 2015 to 2017, and SVP and Co-GM, EMEA at First Data, a global leader in commerce-enabling technology from 2013 to 2015
3 years
Chief Solutions Officer & Senior Vice President, EMEA Sales
United Kingdom

Marc Osgoodby
Vice President, Global Sales from January 2019 to February 2020; Vice President, Sales, Enterprise Solutions from December 2015 to January 2019; Mr. Osgoodby resigned from the Company effective February 14, 2020
5 years
Vice President, Global Sales
New Jersey, U.S.A

James P. Ryan	Senior Vice President, Strategic Partnerships from May 2019 to present and Senior Vice President, APAC Sales from January 2020 to present; Consultant at Rightbrain Consulting from May 2014 to May 2019	1 year
Senior Vice President, Strategic Partnerships & Senior Vice President, APAC Sales
Georgia, U.S.A

None of the directors or executive officers of the Corporation is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of Sierra Wireless or a shareholder holding a sufficient number of securities of Sierra Wireless to affect materially its control, except where otherwise specifically indicated:

a)
is, as at the date of this AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including Sierra Wireless) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

Lori O’Neill was a director of DragonWave Inc. (“DragonWave”) from June 13, 2013 until July 31, 2017. Ms. O’Neill, together with all the then current directors of DragonWave, resigned from the board of DragonWave on July 31, 2017 upon the appointment by the Ontario Superior Court of Justice (Commercial List) of KSV Kofman Inc. as receiver over all of the property and assets of DragonWave on the application of DragonWave’s senior creditors. On July 20, 2017, the Investment Industry Regulatory Organization of Canada suspended trading of DragonWave’s common shares on the TSX and DragonWave’s delisting from the TSX was announced on August 1, 2017, effective August 30, 2017. DragonWave’s delisting from Nasdaq took effect on August 2, 2017.

b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c)	has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CODE OF BUSINESS CONDUCT
In 2003, the Board of Directors adopted a Code of Business Conduct applying to all directors, officers, employees and contractors of the Company and each affiliate and subsidiary of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and other senior officers, to ensure that we conduct our business in accordance with the highest standards of business conduct. The Board of Directors approved updated versions of the Code of Business Conduct in December 2005, October 2008, March 2011, February 2014, April 2016 and May

2017. There have been no waivers granted from the Code of Business Conduct since its adoption. The Code of Business Conduct is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

AUDIT COMMITTEE
Mandate of the Audit Committee
The full text of the Mandate of the Audit Committee is set out below.

1.	Purpose and Scope

The audit committee (“Committee””) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in fulfilling its responsibilities for oversight of the following:

•	the Company's systems of internal and disclosure controls;

•
the Company's financial reporting process including the Company’s financial statements and other financial information provided by the company to its shareholders, the public and others in accordance with applicable securities and corporate legislation and the Company’s Disclosure Policy;

•	the Company's compliance with financial, accounting, legal and regulatory requirements including the Company’s Code of Business Conduct;

•	the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•	the Company’s process for identification of the principal risks of the Company’s business and ensuring that an appropriate process is in place to manage risks across the enterprise; and

•	the fulfillment of the other responsibilities set forth in this Mandate.

2.	Organization, Membership and Meetings

•
Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•
The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•
All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”. “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•
Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC. Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•	No committee member may serve on the compensation committee of another company if any director of the Company is, or has been in the past three years, an employee of that other company.

•	No member shall be affiliated with the Company or any subsidiary.

•	The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•	The presence in person or by telephone of a majority of Committee members shall constitute a quorum for any meeting of the Committee.

•	The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•	The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.	Authority and Responsibilities

3.1 External Audit:

•
Recommend to the Board the appointment and compensation of the Auditors. Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•
Review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting. The Committee may consult with Management but shall not delegate these responsibilities to Management.

•	Communicate directly with the Auditors.

•	Review the performance of the Auditors on at least an annual basis.

•
On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors' independence.

•
At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors' internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•
Confirm that the rotation of the lead audit partner or the audit partner responsible for reviewing the audit (the concurring partner), for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•	Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

3.2 Financial statements:

•
Review and discuss with Management and the Auditors the Company's quarterly financial statements (including disclosures made in Management's Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. Approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•
Review and discuss with Management and the Auditors the Company's annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

•	Recommend to the Board, if appropriate, that the Company's annual audited financial statements be included in the Company's annual report for filing with appropriate securities regulatory agencies.

•
Review and approve any reports required to be included in the Company's annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

3.3 Periodic and annual reviews:

•
Periodically review with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management's response to each.

•
Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company's financial statements.

•
Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or Management. Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•
Review with Management, the Auditors and the Company's counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•
Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company's financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

•	At least annually, obtain and review a report from Management summarizing the Company’s investments in cash or cash equivalents and marketable securities.

•	On an annual basis, review the Company’s Treasury Investment Policy.

3.4 Discussions with Management:

•
Review and discuss with Management the Company's annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

•
Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•
Inquire about the application of the Company's accounting policies and their consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company's provisions for liabilities that may have a material impact on the financial statements of the Company.

•
Review and discuss with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management's risk assessment and risk management policies).

•	Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•	The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•	Review annually the Auditors’ letter of the recommendations with respect to internal controls over financial reporting to Management and Management's response to such letter.

•
Periodically review the Company’s administration of equity awards under the Company’s long-term incentive plans (stock option plan and restricted share unit plans) including without limitation: (i) the practices and procedures adhered to; and (ii) the accounting treatment of equity awards. In doing so, the Audit Committee shall: (i) have special regard to grants of equity awards to insiders of the Company; (ii) review individual equity awards on a “sample” basis; and (iii) assess the records retention relating to equity awards on a sample basis.

3.5 Internal controls and disclosure:

•
In consultation with the Auditors and Management: (a) review the effectiveness of the Company’s internal control structure and system including information technology security and control, and the procedures designed to ensure compliance with laws and regulations, and (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department.

•
Establish and review procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•
Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

•
Be satisfied that record retention services provided by third parties are effective. (For example, that equity grants are appropriately recorded and that all information necessary for compliance with all relevant laws, regulations and Company policies is available for review when required).

3.6 Risk Management and Compliance:

•
Ensure that in addition to the Committee’s oversight of management’s process to identify and manage key financial risks, the Company has in place a process for enterprise risk management whereby the Committee reviews the enterprise’s most critical risks and tracks management’s actions to manage such risks.

•	Review with management and the senior risk management executive the charter, activities, staffing and organizational structure of the risk management function.

•
On a periodic basis, but not less than once per year, report to the Board on the process for enterprise risk management, the company’s most critical risks and management’s actions to address such risks.

•	Discuss with the senior risk management executive any issues that may have been brought forward concerning compliance with the Company’s Code of Business Conduct.

•
Ensure that there are no unjustified restrictions or limitations on the activities of the risk management function and review and concur in the appointment, replacement or dismissal of the senior risk management executive.

•	On an annual basis, review the effectiveness of the risk management function

•	On a regular basis, meet separately with the senior risk management executive to discuss any matters that the Committee or the senior risk management executive believes should be discussed.

3.7 Reporting obligations:

•	Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.8 Other:

•	Review and approve all related-party transactions.

•	Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•	Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•	Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•	Review and reassess the adequacy of this Mandate annually and recommend to the Board any changes the Committee deems appropriate.

•	Conduct an annual performance evaluation of Committee operations.

•
As necessary to carry out its duties, engage independent legal, accounting or other advisors to advise the Committee and set and pay the compensation for any such legal, accounting or other advisors employed by the Committee.

•	Perform any other activities consistent with this Mandate, the Company's By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•	The Committee will have full access to all books, records, facilities and personnel of the Company.

4.	External and Internal Linkages

•	The Board

•	The CEO and Senior Management

•	The senior Risk Management executive

•	The Company’s External Auditors

•	Outside Consultants and Advisors

•	The Corporate Governance and Nominating Committee

Composition of the Audit Committee
We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Paul G. Cataford (Chair), Russell N. Jones, Lori M. O'Neill and Thomas Sieber are the current members of the Audit Committee. Each of them is an independent director and is financially literate as such terms are defined by applicable Canadian and U.S. securities laws. Robin A. Abrams resigned from the Audit Committee effective December 31, 2019.

Relevant Education and Experience
Robin A. Abrams is an independent director.  Ms. Abrams has extensive experience in governance and oversight over the financial matters of large, publicly traded entities including as the CEO of Zilog, Palm Computing, Inc. and VeriFone. Ms. Abrams has held internationally focused executive positions at Apple and Unisys.  In addition, she has held CEO positions at start-up companies: Firefly Mobile, a mobile products company for the youth market and BlueKite, a leading provider of bandwidth optimization software for wireless operators. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of HCL Technologies, Lattice Semiconductor Corporation, Zephyr Sleep Technologies Inc., and FactSet Research Systems Inc. Previously, Ms. Abrams served on the board of trustees for the Anita Borg Institute for Women and Technology.

Paul G. Cataford is an independent director and has served on public and private boards for over 20 years.  In addition to his board activities, Mr. Cataford is currently the Chief Executive Officer of Zephyr Sleep Technologies Inc., a private company in the medical device industry.  Previously, he was the President and Chief Executive Officer of University Technologies Inc. (2004 to 2009) and prior to that: Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. (Private Equity); and Managing Director and President of BCE Capital Inc. (Venture Capital).  Previously, Mr. Cataford served on the board of Defence Construction Canada (a Crown Corporation). Mr. Cataford has extensive knowledge and experience in: technology investing; building and scaling technology companies; corporate governance; public/private finance; and financial reporting. Mr. Cataford completed a Mechanical Engineering Degree at Queen's University (1987) and a Master of Business Administration specializing in finance and international business, at the Schulich School of Business (York University - 1991).  Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) after attending the ICD-Rotman Directors Education Program (University of Toronto - 2002).

Russell N. Jones is an independent director. Mr. Jones has extensive experience as a technology industry executive with demonstrated experience in financial oversight and reporting. Prior to his retirement in 2018, Mr. Jones was CFO of Shopify Inc. He joined Shopify in early 2011 and took the company public in May 2015. Mr. Jones has also held senior executive roles at a number of companies including Mitel Corporation, Newbridge Networks, Watchfire and Quake Technologies. He also co-founded a CFO advisory firm focused on earlier stage technology companies. Mr. Jones is a director of CPA Ontario and sits on both its Human Resources and Finance and Audit Committees. He is a CPA, CA and holds a Bachelor of Commerce (Honours) from Carleton University and an ICD.D certification from the Institute of Corporate Directors.

Lori M. O'Neill is an independent director. Ms. O’Neill is a FCPA, FCA, corporate director and independent financial and governance consultant. She provides governance and financial consulting services to growth companies, after serving over 24 years with Deloitte LLP. As a partner at Deloitte LLP with various national and industry leadership roles, she focused on advising growth companies from start-ups to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S.  Ms. O'Neill is a board member for Constellation Software, as well as board member and chair of the Audit Committee for the Ontario Lottery and Gaming Corporation, Hydro Ottawa, University of Ottawa Heart Institute, and Tehema Group (formerly: Pythian Group, Inc.) and is chair of the Board of Governors for Ashbury College. Ms. O’Neill graduated from Carleton University with a Bachelor of Commerce (Highest Honors) in 1988, achieved her CPA, CA designation in 1990, her U.S. CPA designation in 2003, and completed the ICD Director Education Program attaining the ICD.D.

Thomas Sieber is an independent director.  Mr. Sieber has extensive experience as a technology industry executive with demonstrated expertise in building pan-European enterprise sales channels.  Mr. Sieber was the CEO of Salt Mobile SA (formerly Orange Switzerland) from 2009 to 2012, where he led a successful turnaround of the business and drove the sales process of the company to a new owner.  He then served as Chairman until the end of 2015. Before joining Orange, Mr. Sieber was Executive Vice President of Sales for Fujitsu Siemens Computers. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Business Administration at the University of St.Gallen (HSG) in Switzerland, graduating in 1987.  In March 2016, he was appointed as Chairman of the largest Swiss utility company, Axpo Holding AG. Mr. Sieber also currently serves on the board of directors of the Swiss software company Garaio AG and the Indian IT services company, HCL Technologies.

The Board of Directors has determined that Ms. Abrams, Mr. Cataford, Mr. Jones, Ms. O'Neill and Mr. Sieber are all Audit Committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F. Each member of the Audit Committee has extensive experience with oversight of the financial reporting of publicly traded companies including: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Although Robin A. Abrams continues to serve as Chair of the Board of Directors, she resigned from the Audit Committee effective December 31, 2019 and therefore is no longer considered to be an Audit Committee financial expert as of such date.

The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures
The Audit Committee has the sole authority to review in advance and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditor, as well as all fees and other terms of engagement. The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting. For the fiscal years ended December 31, 2019 and 2018, all of the audit and non-audit services below were pre-approved by the Audit Committee.

Auditor Independence
Sierra Wireless’s Audit Committee has concluded that Ernst & Young LLP, the Company’s independent registered chartered accountants (“Auditors”), is independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements. The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act of 2002.

Auditors’ Fees

	2019	2018
Audit fees	$1,017,000	$1,014,060
Audit-related fees	38,755	—
Tax fees	79,020	9,400
All other fees	—	—
Total	$1,134,775	$1,023,460
Audit Fees
Audit fees for 2019 and 2018 include fees related to the audit of our year-end financial statements, the audit of our internal control over financial reporting, review of our interim financial statements, statutory audits, consents and services that are normally provided by our Auditors in connection with statutory and regulatory filings or engagements for such year.
Audit-Related Fees
Audit-related fees for 2019 relate to due diligence related to an acquisition. Audit-related fees for 2018 was $nil.
Tax Fees
Tax fees for 2019 relate to tax advisory services related to an acquisition and tax compliance matters. Tax fees for 2018 relate to tax compliance matters.
All Other Fees
No other fees were billed by our Auditors in 2019 or 2018 for services other than those reported in the preceding paragraphs.
LEGAL PROCEEDINGS
We are engaged in certain claims, legal actions and arbitration matters, all in the ordinary course of business, that are described in our Management Discussion and Analysis for the year ended December 31, 2019, which can be found on our website at www.sierrawireless.com or at www.sedar.com, and filed as Exhibit 1.3 to our Annual Report on Form 40-F.

We are not aware at this time of any legal proceedings that are contemplated that are required to be disclosed under this section.

During the financial year ended December 31, 2019:

a)	no penalties or sanctions were imposed against Sierra Wireless by a court relating to securities legislation or by a securities regulatory authority;

b)	no penalties or sanctions were imposed by a court or regulatory body against Sierra Wireless that would likely be considered important to a reasonable investor in making an investment decision; and

c)	no settlement agreements were entered into before a court relating to securities legislation or with a securities regulatory authority.

QUORUM EXEMPTION
The rules and regulations of the NASDAQ require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares. The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile. The Company has had the benefit of this exemption in the current year and prior years.

In determining whether a requirement is contrary to generally accepted business practices, the NASDAQ rules generally look to the requirements of the primary market in the issuer’s country of domicile. The rules and policies of the TSX, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws. Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT
The Registrar and Transfer Agent for the Common Shares in Canada is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and in the United States is Computershare Trust Company, N.A., 462 South 4th Street, Louisville, Kentucky. These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of Common Shares and can effect transfers and make deliveries of certificates for Common Shares.

MATERIAL CONTRACTS
The Company is not party to any material contracts as defined in National Instrument 51-102 - Continuous Disclosure Obligations.

EXPERTS
Our consolidated financial statements at December 31, 2019 and 2018 have been audited by Ernst & Young LLP, independent registered Chartered Professional Accountants, our external auditors. As set forth in their report, Ernst & Young have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Entity under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION
Additional information relating to the Company:

a.	may be found on the System for Electronic Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document and Gathering Retrieval System (“EDGAR”) at www.sec.gov;

b.
including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

c.	is provided in the Company’s audited financial statements and related management discussion and analysis for the years ended December 31, 2019 and 2018.